UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For March 6, 2008

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Departure of Directors or Principal Officers; Election of Directors, Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

On March 6, 2008, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) announced that Ms. Cindy Lu gave notice of her resignation as the Company’s Chief Financial Officer, effective March 31, 2008. The Board of Directors of the Company accepted Ms. Lu’s resignation on February 29, 2008. There were no disagreements between Ms. Lu and the Company on matters relating to the Company’s accounting principals, financial statement disclosure, or auditing scope or procedure during the period when Ms. Lu was positioned as Chief Financial Officer.

 A copy of the resignation letter is attached hereto as Exhibit 99.1 and the press release announcing resignation of Ms. Lu is attached hereto as Exhibit 99.2.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

 99.1 Letter of Resignation dated February 29, 2008.
 99.2 Press Release dated March 6, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

By: /s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

Dated: March 12, 2008